UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the date of April, 2008

Commission File Number 000-29336

ATNA RESOURCES LTD.
(Translation of registrant's name into English)

510 - 510 Burrard Street
Vancouver, B.C. Canada V6C 3A8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

FOR IMMEDIATE RELEASE:	APRIL 16, 2008

ATNA DRILLING EXTENDS GOLD MINERALIZATION AT BRIGGS MINE

Golden, CO - Atna Resources Ltd. (“Atna”) - (TSX:ATN), is pleased to announce assay results from drilling completed in February 2008 at the Briggs Mine in Inyo County, California. A total of 2,905 feet were drilled in five angled reverse circulation holes from the bottom of the BSU Pit. The drill holes and assays demonstrate that gold mineralization is continuous in a relatively untested area between the pit and the hanging wall of the 65-70o west-dipping Goldtooth feeder/fault structure, which hosts zones of higher grade gold elsewhere. The gold occurs in numerous bands of higher grade mineralization interfingered with conventional pit grade material. The new data may significantly improve the optimization study presently underway to maximize gold extraction from the combined open pit/underground mineralization.

Drilling program results, with significant gold intersections, are shown in the table below:

2008 BSU DRILLING CAMPAIGN INTERCEPTS

Hole #	Total Depth	Inclination	From	To	Interval	Au	Au
	Feet	degrees from hor.	feet	feet	Feet	ppm	oz/ton
BU08-1	605	-57	85	115	30	0.83	0.024
			335	360	25	1.09	0.032

BU08-2	560	-55	85	100	15	1.01	0.030
			385	440	55	5.32	0.155
Including			385	395	10	14.87	0.434
Including			420	435	15	7.47	0.218

BU08-3	560	-56	0	15	15	2.69	0.078
			105	115	10	2.91	0.085
			360	370	10	1.44	0.042

BU08-4	620	-52.5	45	195	150	1.12	0.033
including			90	115	25	2.23	0.065
including			135	145	10	2.87	0.084
			425	435	10	1.23	0.036
			510	520	10	1.11	0.032

BU08-5	560	-50	0	25	25	1.09	0.032
			485	520	35	2.07	0.060

Gold mineralization at the Briggs Mine is hosted in siliceous gneiss containing inter-fingered amphibolite bodies, forming the hanging wall rocks of the ore bounding Goldtooth structure. The Goldtooth fault appears to be the major feeder structure for gold mineralization at the Briggs Mine. Gold mineralization occurs in two distinct styles: lower grade mineralization, mined successfully in the past by open-pit methods, along complexly faulted low-angle structures west of the major fault, and higher grade gold mineralization in an envelope close to the Goldtooth fault.

The Briggs Mine is a permitted mining facility with ongoing residual gold production from its existing leach pad. The mine has produced over 555,000 ounces of gold from open pit and underground mining since 1996. Atna is presently working to restart mining operations and has commenced plant and equipment refurbishment work at the site. Existing Technical Reports compliant with SEC guide 7 are currently being rewritten as NI 43-101 compliant reports and a new study is in progress to optimize and increase the size of existing mine designs.

Qualified Persons

All assay data from the Atna drill holes were completed by ALS Chemex an ISO certified analytical laboratory. Assays were completed by standard fire assay methods and Atomic Absorption finish for gold with over limit assays being re-assayed by standard fire assay with a gravimetric finish. Atna and ALS Chemex have rigorous QA and QC protocols in place to insure the quality of the analytical data reported in this press release. This press release was prepared under the supervision and review of Mr. Steve Zahony, an employee of Atna, a Certified Professional Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

FURTHER INFORMATION:

For additional information on Atna Resources and the Reward Project, please visit our website at www.atna.com or contact:

James Hesketh, President and COO (303) 278-8464
Valerie Kimball, Corporate Communications (303) 278-8464
Kendra Johnston, Investor Relations (800) 789-2862

Forward-looking Statements
This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to possible improvements to the outcome of an ongoing optimization study, the Company’s plans to restart mining operations at the Briggs Mine and the preparation of technical reports compliant with Canadian NI 43-101. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the above-reported new drill results data will ultimately not contribute to an improved optimization study, the Company’s consultants will not be able to complete NI 43-101 compliant technical reports without conducting significant additional investigations of the Company’s property, the Company might encounter problems such as the significant depreciation of metals prices, accidents and other risks associated with mining exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans, that will prevent it from restarting mining operations at the Briggs Mine, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 25, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.

Dated: April 16, 2008	By:	/s/ David P. Suleski
Name: David P. Suleski
Title: Chief Financial Officer